UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated April 20, 2010, announcing $150 Million Convertible Senior Notes Offering.

Exhibit 1

DryShips Inc. Announces $150 Million Convertible Senior Notes Offering

Athens, Greece, April  20, 2010 – DryShips Inc. (NASDAQ: DRYS) (the "Company" or "Dryships"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, today announced that it has commenced a public offering of $150 million aggregate principal amount of convertible senior notes. The underwriter for the offering will also have the option to purchase up to $22.5 million principal amount of additional notes solely to cover any over-allotments.  The notes are being offered as additional notes under an indenture, as supplemented by a supplemental indenture, pursuant to which the Company issued $460,000,000 aggregate principal amount of convertible senior notes on November 25, 2009.  The notes currently offered and those previously issued will be treated as a single series of debt securities under the indenture.  The Company intends to use the proceeds from the offering for vessel acquisitions, working capital and other general corporate purposes.

Concurrently with the offering of the convertible notes, the Company intends to enter into a share lending agreement with Deutsche Bank AG, London Branch (“Deutsche Bank AG”), under which it will loan to Deutsche Bank AG shares of its common stock having a market value of approximately $60 million.  The Company also intends to enter into an equity underwriting agreement with Deutsche Bank Securities Inc. pursuant to which Deutsche Bank AG or its affiliates intend to sell shares of the Company’s common stock that they will be entitled to borrow from the Company under the share lending agreement.  These shares will be offered in an underwritten offering registered under the Securities Act of 1933, as amended, pursuant to the Company’s existing shelf registration statement in order to facilitate hedging transactions undertaken by the purchasers of the convertible notes.  The Company will not receive any of the proceeds from this sale of common stock but will receive a nominal lending fee from Deutsche Bank AG under the share lending agreement.  Deutsche Bank AG will generally be required to return the borrowed shares on or about the maturity of the convertible notes or, if earlier, upon the conversion, repurchase, cancellation or redemption of all of the convertible notes and upon the occurrence of certain other events.  The delivery of common stock pursuant to the share lending agreement will be contingent upon the closing of the convertible notes offering, and the closing of the convertible notes offering will be contingent upon the delivery of common stock pursuant to the share lending agreement.

Deutsche Bank Securities Inc. is acting as Sole Book-running Manager for the offerings.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the convertible notes, common stock or any other securities, nor will there be any sale of convertible notes, common stock or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The convertible notes and the common stock will be offered only by means of a prospectus, forming a part of the Company’s shelf registration statement, related prospectus supplements and other related documents. You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, copies may be obtained from Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311 or at 800-503-4611.  Before you invest, you should read the prospectus supplements and accompanying base prospectus along with other documents that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and these offerings.

About DryShips Inc.

DryShips is an owner and operator of drybulk carriers and offshore deep water drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings) comprising seven Capesize, 30 Panamax and two Supramax, with a combined deadweight tonnage of over 3.5 million tons, two ultra deep water semisubmersible drilling rigs and four ultra deep water newbuilding drillships.

DryShips’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forwardlooking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips’s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: April 20, 2010	By: /s/George Economou
George Economou Chief Executive Officer